Cohen & Co

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 of our report dated June 22, 2018, relating to the financial statements and financial highlights of The Henssler Equity Fund, a series of The Henssler Funds, Inc., (the predecessor fund to Monteagle Opportunity Equity Fund, a series of the Monteagle Funds), for the year ended April 30, 2018, and to the references to our firm under the headings "Proposal", "Financial Highlights", "Representations and Warranties", and "Appendix B – Financial Highlights" in the Combined Proxy Statement/Prospectus and "Independent Registered Public Accounting Firm" in the Statement of Additional Information.

Cohen & Company, Ltd

Cohen & Company, Ltd.
Cleveland, Ohio
April 25, 2019

COHEN & COMPANY, LTD.
800.229.1099 | 866.818.4538 fax | cohencpa.com

Registered with the Public Company Accounting Oversight Board